Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Midas U.S. and Overseas Fund Ltd.

3.   Securities and Exchange Commission File No.: 811-04741

4.   Is this an initial Form N-8F or an amendment to a previously filed From
     N-8F?

     [X]   Initial Application                [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

           11 Hanover Square
           New York, NY 10005

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Thomas B. Winmill, Esq.
           Midas Management Corporation
           11 Hanover Square
           New York, NY 10005
           212-480-6432

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           Midas Management Corporation
           11 Hanover Square
           New York, NY 10005
           212-480-6432

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or
     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end                  [ ]  Closed-end

10. State law which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Midas Management Corporation
          11 Hanover Square
          New York, New York 10005

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Investor Service Center, Inc.
          11 Hanover Square
          New York, NY 10005

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]     Yes               [X]     No

     If Yes, for each UIT state:
                  Name(s):
                  File No.: 811-_____
                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]      Yes              [ ]     No

          If Yes, state the date on which the board vote took place:

                   June 13, 2001



          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]       Yes              [ ]     No

          If Yes, state the date on which the shareholder vote took place:

                   November 8, 2001

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]      Yes               [ ]    No

     On November 16, 2001, the assets of Midas U.S. and Overseas Fund Ltd. were acquired by Midas Special Equities Fund, Inc., another open-end management investment company, as part of a merger. In return for its assets, Midas U.S. and Overseas received shares of Midas Special Equities, and distributed those shares, pro rata, to its shareholders.

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          November 16, 2001

     (b)  Were the distributions made on the basis of net assets?

          [X]     Yes               [ ]     No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]     Yes               [ ]    No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The value of Midas U.S. and Overseas' assets to be acquired by Midas Special Equities and the NAV per share of Midas Special Equities' shares to be exchanged for those assets was determined as of the close of regular trading on the New York Stock Exchange on November 16, 2001, using the valuation procedures described in the applicable fund's then-current prospectus and statement of additional information. On November 16, 2001, Midas U.S. and Overseas distributed to its shareholders, pro rata, the Midas Special Equities shares it received, so that each Midas U.S. and Overseas shareholder received the number of full and fractional Midas Special Equities shares equal in aggregate value to the shareholder's holdings in Midas U.S. and Overseas.

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]     Yes               [ ]    No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]     Yes               [ ]    No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]    Yes                [ ] No

     The fund has distributed to its shareholders all of the Midas Special Equities shares it received in exchange for its assets as part of a merger transaction described above.

     If No,

     (a) How many shareholders does the fund have as of the date of this form is filed?

     (b)  Describe the relationship of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]     Yes              [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]     Yes               [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]     Yes              [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]     Yes              [X]     No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: $ 14,584.97

          (ii) Accounting expenses: $ 547.06

          (iii)Other expenses (list and identify separately):

               Solicitation expense: $ 6,550.27
               Tabulation expense: $ 2,813.64
               Printing expense: $ 1,322.31

          (iv) Total expenses (sum of lines (i)-(iii) above): $ 25,818.25

     (b)  How were those expenses allocated? Directly

     (c)  Who paid those expenses? Fund

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]     Yes               [X]     No

     If Yes,cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative processing?

     [ ]     Yes               [X]     No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]     Yes               [X]     No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          Midas Special Equities Fund, Inc.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-04625


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     (c)  If the merger or reorganization agreement has been filed with the
          Commission, state the file number(s), form type used and date the agreement was filed:

          Preliminary Filing:
          -------------------

          File number: 333-66278;   Form Type: N-14;   Date filed: 7/30/01

          Definitive Filing:
          ------------------

          File number: 333-70264;   Form Type: N-14;   Date filed: 9/27/01

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Midas U.S. and Overseas Ltd., (ii) he is the President and a Director of Midas U.S. and Overseas Ltd., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                   (Signature)


                  /s/ Thomas Winmill
                  --------------------------------------------
                  Thomas B. Winmill, Esq.